SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

17 September 2021

2021 FIRST INTERIM DIVIDEND

On 11 August 2021, Prudential plc ("Prudential") announced a 2021 first interim dividend of 5.37 US cents per ordinary share.

Shareholders holding shares on the UK and Hong Kong registers were able to elect to receive their dividend payment in US dollars by the dates set out in the 11 August 2021 announcement.

UK register
Shareholders holding shares on the UK register who have not elected to receive their dividend payment in US dollars will receive the dividend payment in pounds sterling and their dividend will be converted from US dollars to pounds sterling at the rate of one US dollar to 0.7238 pounds sterling.

Accordingly, the amount of sterling payable in cash on 28 September 2021 will be: 3.89 pence per ordinary share.

Hong Kong register
Shareholders holding shares on the Hong Kong register who have not elected to receive their dividend payment in US dollars will receive the dividend payment in Hong Kong dollars and their dividend will be converted from US dollars to Hong Kong dollars at the rate of one US dollar to 7.7828 Hong Kong dollars.

Accordingly, the amount of Hong Kong dollars payable in cash on 28 September 2021 will be: 0.4179 Hong Kong dollars per ordinary share.

The US dollar to pound sterling and Hong Kong dollar conversion rates set out above were determined by the actual rates achieved by Prudential buying those currencies prior to the date of this announcement.

Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
		William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 September 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary